# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A Ordinary Shares, par value of US$0.0001 per share
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100101
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001839451

## Reporting persons
- HIKE Capital III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,409,944; shared voting power 0; sole dispositive power 5,409,944; shared dispositive power 0; aggregate amount beneficially owned 5,409,944 (2.8% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 194,348,706 Class A Ordinary Shares outstanding as of December 31, 2025, as reported on the 20-F filed by the Issuer with the Securities and Exchange Commission on April 30, 2026.
- Lunar Link Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 20,766,793; shared voting power 0; sole dispositive power 20,766,793; shared dispositive power 0; aggregate amount beneficially owned 20,766,793 (10.7% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 194,348,706 Class A Ordinary Shares outstanding as of December 31, 2025, as reported on the 20-F filed by the Issuer with the Securities and Exchange Commission on April 30, 2026.
- Rocket Wise Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 13,429,855; shared voting power 0; sole dispositive power 13,429,855; shared dispositive power 0; aggregate amount beneficially owned 13,429,855 (6.9% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 194,348,706 Class A Ordinary Shares outstanding as of December 31, 2025, as reported on the 20-F filed by the Issuer with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, CHINA, 100101.

## Item 2. Person Filing
Name of person filing:
Lunar Link Limited
Rocket Wise Limited
HIKE Capital III L.P.
Address of principal business office or, if none, residence:
The address of Lunar Link Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
The address of Rocket Wise Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
The address of HIKE Capital III L.P. is POBox 309, Ugland House, Grand Cayman, KY1-1104, Cayman lslands.
Citizenship:
Lunar Link Limited - British Virgin Island
Rocket Wise Limited - British Virgin Island
HIKE Capital III L.P. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated May 12, 2026, by and among the Reporting Persons

## Signatures
- HIKE Capital III L.P.: /s/ Shi XU, Authorized Signatory (05/12/2026)
- Lunar Link Ltd: /s/ Shi XU, Authorized Signatory (05/12/2026)
- Rocket Wise Ltd: /s/ Shi XU, Authorized Signatory (05/12/2026)